Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1    Name and Address of Company
Lorus Therapeutics Inc.
2 Meridian Road
Toronto, Ontario M9W 4Z7

Item 2    Date of Material Change
January 14, 2005

Item 3    News Release
A news release was issued through Canada NewsWire on January 17, 2005.

Item 4    Summary of Material Change
Lorus Therapeutics Inc. (the “Company”) completed the second tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (“TEMIC”).

Item 5    Full Description of Material Change
Pursuant to the terms of the private placement, Lorus issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009. The debenture is convertible at the option of the holder at any time prior to maturity into common shares at a conversion price of $1.00 per share. The conversion price represents a 56 per cent premium to the January 13, 2005 closing price on the Toronto Stock Exchange.

Pursuant to the terms of the original subscription agreement, TEMIC agreed to purchase three secured convertible debentures, each in the principal amount of $5 million, on each of October 6, 2004, January 14, 2005 and April 15, 2005, provided that an event of default has not occurred under any debentures issued by Lorus and held by TEMIC or a material adverse change has not occurred in the business and affairs of Lorus. The conversion price to convert the April 15, 2005 debenture into common shares will be equal to the greater of: (i) $1.00 and (ii) the 20-day weighted average trading price of the common shares of Lorus on the Toronto Stock Exchange, less the discount permitted by the TSX.

The principal amount of the debentures is secured by a first charge over all of the assets of Lorus and bears interest at the rate of prime plus 1 per cent per annum, compounded monthly. Interest is payable monthly on the debentures in common shares until the price of Lorus' common shares on the Toronto Stock Exchange is equal to a 60-day weighted average trading price of $1.00 at which point, the interest is payable on a monthly basis in cash or in common shares, at the option of the holder. No further interest is payable on the debentures after the market price of Lorus' common shares on the TSX is equal to or exceeds a 60-day weighted average trading price of $1.75 per share.

Of the 2,000,000 warrants that were placed in escrow upon the closing of the first tranche, Lorus released from escrow 1,000,000 warrants to TEMIC in consideration for the closing of the second tranche of the financing. The remaining 1,000,000 warrants will be released from escrow upon completion of the third tranche.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7    Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8    Executive Officer
For further information please contact Shane Ellis, Vice President Legal Affairs and Corporate Secretary, at (416) 798-1200 Ext. 300.

Item 9    Date of Report
January 21, 2005